Exhibit 99

Directors

Name	Age	Position and Class
Paul Davis	42	Chief Executive Officer and Director
Llewelyn Farquharson	54	Chief Financial Officer and Director
Demetris Demitriou	70	Director
Adeel Rouf	32	Director
Vik Mittal	43	Director